SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2011

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      ✓                 Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                           No      ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 5, 2011
KT Corporation

By:	/s/ Thomas Bum Joon Kim

Name:	Thomas Bum Joon Kim
Title:	Managing Director

By:	/s/ Young Jin Kim

Name:	Young Jin Kim
Title:	Director

alleh KT 2011 2Q Earnings Release Investor Relations August 5, 2011

Disclaimer This presentation has been prepared by KT Corp. (“the-looking statements, which are subject to risks, uncertainties, and assumptions. This presentation is being presented solely for your information and is subject to change without notice. No representation or warranty, expressed or implied, is made and no reliance should be placed on the accuracy, actuality, fairness, or completeness of the information presented. The Company, its affiliates or representatives accept no liability whatsoever for any losses arising from any information contained in the presentation. This presentation does not constitute an offer or invitation to purchase or subscribe for any shares of the Company, and no part of this presentation shall form the Basis of or be relied upon in connection with any contract or commitment. Any decision to purchase shares of the Company should be made solely on the Basis of information, which has been publicly filed with the Securities and Exchange Commission or the Korea Stock Exchange and distributed to all investors. The contents of this presentation may not be reproduced, redistributed or passed on, directly or indirectly, to any other person or published, in whole or in part, for any purpose. 1

Financial Highlights I. Financial Highlights (Consolidated) 1. Consolidated Income Statement 2. Consolidated Statement of Financial Position & CAPEX (KT Separate) II. Business Overview (Consolidated) 1. Wireless Service 2. Telephone Service 3. Internet Service 4. Other Services 5. Operating Expense III. Appendix 1. Income Statement (Consolidated/Separate) 2. Statement of Financial Position (Consolidated/Separate) 3. Factsheet (KT Only) 2

I. Financial Highlights

1. Consolidated Income Statement

K-IFRS
(unit: billion KRW)

Income Statement	2Q 11	2Q 10	YoY	2Q 11	1Q 11	QoQ	1H 11	1H 10	YoY
Operating revenue	**5,342.8**	**4,950.0**	7.9%	**5,342.8**	**5,275.9**	1.3%	**10,618.8**	**9,905.1**	7.2%
Operating expense	**4,910.4**	**4,275.3**	14.9%	**4,910.4**	**4,555.0**	7.8%	**9,465.4**	**8,790.5**	7.7%
Operating income	**432.4**	**674.7**	-35.9%	**432.4**	**721.0**	-40.0%	**1,153.4**	**1,114.6**	3.5%
Financial income (loss) and others	-71.5	-118.1	-39.4%	-71.5	-60.8	17.7%	-132.3	-187.3	-29.3%
Income before income taxes	360.9	556.6	-35.2%	360.9	660.2	-45.3%	1,021.0	927.3	10.1%
Income from continued operation	258.7	424.0	-39.0%	258.7	551.0	-53.0%	809.7	718.0	12.8%
Income from discontinued operation	161.9	-4.5		161.9	4.2		166.1	2.1	
Net income	**420.6**	**419.5**	0.3%	**420.6**	**555.2**	-24.2%	**975.9**	**720.2**	35.5%
EBITDA	**1,172.9**	**1,366.0**	-14.1%	**1,172.9**	**1,442.9**	-18.7%	**2,615.8**	**2,858.0**	-8.5%
EBITDA margin	22.0%	27.6%	-5.6%p	22.0%	27.3%	-5.4%p	24.6%	28.9%	-4.2%p

Note) Sale of NTC stake was reflected in "Income (loss) from discontinued operation" account. And, the operating results of previous quarters were also slightly readjusted.

✓ **2Q11 OP Won 432.4bn / 2Q11 NP Won 420.6bn**

● **Operating Revenue Won 5.34tr** (QoQ +1.3%, YoY +7.9%)

- Growing data revenue and seasonality were main reasons for 2.1% QoQ growth, but introduction of per-second billing and revenue discount tariff plans were culprits causing a minus YoY growth for Wireless service revenue.
- Telephone revenue erosion continued but Internet and Data recorded positive revenue growth.

● **Operating Expense Won 4.91tr** (QoQ +7.8%, YoY +14.9%)

- Strengthening CS (customer satisfaction) activities resulted in increasing commission payments. Also, securing service quality required higher CAPEX and, thus, depreciation charges.

※ *In 2Q11 consolidated results, NTC (Russia based subsidiary) was sold off and its related transaction was reflected in "Income (loss) from discontinued operation" account. (For KT separate results, its transaction was reflected in "Other operating revenue".)*

3

kt

Financial Highlights 2. Consolidated Statement of Financial Position & CAPEX (KT) K-IFRS (unit: billion KRW) Financial Position (Consolidated) 2Q 11 2Q 10 YoY 2Q 11 1Q 11 QoQ Assets 29,079.9 26,692.6 8.9% 29,079.9 28,198.4 3.1% Cash and cash equivalents 1,117.9 1,740.3 -35.8% 1,117.9 1,140.8 -2.0% Liabilities 17,078.8 15,741.6 8.5% 17,078.8 16,635.1 2.7% Borrowings 10,164.8 10,348.8 -1.8% 10,164.8 10,094.0 0.7% Equity 12,001.0 10,951.0 9.6% 12,001.0 11,563.3 3.8% Capital stock 1,564.5 1,564.5 1,564.5 1,564.5 Net Debt 9,046.9 8,608.5 5.1% 9,046.9 8,953.2 1.0% Liabilities to Equity Ratio (%) 142.3% 143.7% -1.4%p 142.3% 143.9% -1.5%p Debt to Equity Ratio (%) 84.7% 94.5% -9.8%p 84.7% 87.3% -2.6%p Net Debt to Equity Ratio (%) 75.4% 78.6% -3.2%p 75.4% 77.4% -2.0%p (unit: billion KRW) CAPEX (KT) 2Q 11 2Q 10 YoY 2Q 11 1Q 11 QoQ 1H 11 1H 10 YoY Wireless 457.3 271.1 68.7% 457.3 363.1 25.9% 820.4 348.9 135.1% Wireline 288.5 346.6 -16.8% 288.5 267.6 7.8% 556.1 708.6 -21.5% Overhead 60.5 72.7 -16.8% 60.5 58.2 4.0% 118.7 113.7 4.4% Total 806.3 690.4 16.8% 806.3 688.9 17.0% 1,495.2 1,171.2 27.7% 4

Financial Highlights Financial Highlights (Consolidated) Consolidated Income Statement Consolidated Statement of Financial Position & CAPEX (KT Separate) Business Overview (Consolidated) Wireless Service Telephone Service Internet Service Other Services Operating Expense Appendix Income Statement (Consolidated/Separate) Statement of Financial Position (Consolidated/Separate) Factsheet (KT Only) 5

II. Business Overview 1. Wireless K-IFRS/Consolidated Wireless data revenue continued to rise but expanding discounts caused voice revenue drop Strengthening market leadership with enhanced network quality and various smartphone line-ups Results (unit: billion KRW) 2Q 11 2Q 10 YoY 2Q 11 1Q 11 QoQ Voice 951.3 1,110.4 -14.3% 951.3 967.9 -1.7% Data 524.6 373.1 40.6% 524.6 486.2 7.9% Inter- 197.7 224.3 -11.9% 197.7 191.1 3.4% connection Others 100.0 78.6 27.1% 100.0 92.6 7.9% Wireless 1,773.5 1,786.5 -0.7% 1,773.5 1,737.8 2.1% Status (KT only/unit: thousand) 16,000 14,000 12,000 15,368 15,594 15,831 16,041 16,299 16,776 1Q10 2Q10 3Q10 4Q10 1Q11 2Q11 5% 4% 3% 2% 2.9% 3.0% 3.5% 2.9% 2.8% 3.4% Mobile subs.(LHS) Churn rate (RHS) Voice revenue Introduction of per-second billing and expanding revenue discount tariff plans led to QoQ and YoY drops Data revenue Data traffic increase by smartphone users led to healthy revenue growth Estimating over 7m smartphone users by end-2011 Interconnection revenue Incorporation of new interconnection rates caused 11.9% YoY drop Smartphone subscribers (unit: thousand) 6,000 5,000 4,000 3,000 2,000 1,000 0 684 1,099 1,652 2,737 3,837 5,242 4.4% 7.0% 10.4% 17.1% 23.5% 32.2 100% 80% 60% 40% 20% 0% 1Q10 2Q10 3Q10 4Q10 1Q11 2Q11 Smartphone subs.(LHS) Smartphone penetration (RHS) 6

II. Business Overview 2. Telephone K-IFRS/Consolidated V Strengthening PSTN retention through bundling and various tariff plans V Creating diverse VoIP value added services by launching Smart Home business ResuIts (unit: billion KRW) 2Q11 2Q10 YoY 2Q11 1Q11 QoQ PSTN 630.9 775.7 -18.7% 630.9 654.6 -3.6% VoIP 79.3 68.8 15.3% 79.3 78.4 1.2% Others 244.3 271.4 -10.0% 244.3 247.5 -1.3% Telephone 954.5 1,115.9 -14.5% 954.5 980.5 -2.7% Status(KT only/unit: thousand) 20,000 16,000 12,000 8,000 4,000 19,586 19,477 19,432 19,359 19,386 19,272 1,972 2,222 2,490 2,724 2,932 3,038 (KT only/unit: thousand) 30% 25% 20% 15% 10% 5% 0% 4,000 0 7,6 .4 17,2 5 11.9 1Q10 2Q10 3Q10 LJVoIP JPSTN 4Q10 1Q11 2Q11 —à—% of VoIP(RI-IS) PSTN Reduced call traffics and switching to standard tariff plans for flat rate users resulted in continuous revenue drop VoIP Strong inflow of VoIP subscribers led to 15.3% YoY growth Maintaining leadership in VoIP Mi/S 7

II. Business Overview 3. Internet Enhancing service quality by upgrading broadband networks Expanding group synergy by launching hybrid products in the media market K-IFRS/Consolidated Results (unit: billion KRW) 2Q 11 2Q 10 YoY 2Q 11 1Q 11 QoQ Broadband 474.0 469.8 0.9% 474.0 476.2 -0.5% IPTV 73.1 45.7 59.9% 73.1 63.1 15.7% IDC 53.2 50.7 4.8% 53.2 47.1 12.9% Others 59.7 60.9 -1.9% 59.7 52.2 14.5% Internet 660.0 627.0 5.3% 660.0 638.6 3.4% Status (KT only/unit: thousand) Broadband subscribers 8,000 6,000 4,000 Subs. (LHS) Churn rate. (RHS) Broadband Maintained steady subscriber growth and stable churn rate, but ARPU declined slightly due to increased bundling subscribers IPTV Expanding subscriber base led to 59.9% YoY growth Others Grew 14.5% QoQ mainly due to increased KTH internet revenue 8 4Q10 1Q11 2Q11 _J OTV(oIIehTV) 3,000 2,500 IPTV subscribers 2,085 2.000 1,500 1,000 500 0 1,312 4 I 1Q10 1,569 1,24 2Q10 1,790 I 41 !- 3Q10 Li OTS (ouch TV Skylife) 2,393 14 2C6Z thousand) (3 .8 ..) 1 62 (6 .2 ) 8

II. Business Overview 4. Other Services K-IFRS/Consolidated Results (unit: billion KRW) 2Q 11 2Q 10 YoY 2Q 11 1Q 11 QoQ Data 322.4 328.6 -1.9% 322.4 307.7 4.8% Other 362.7 246.4 47.2% 362.7 304.6 19.1% Service Sales of 1,186.2 762.4 55.6% 1,186.2 1,071.9 10.7% Merchandise Other Operating 83.4 83.2 0.2% 83.4 234.9 -64.5% Revenue Details of Other Service (unit: billion KRW) 2Q 10 1Q 11 2Q 11 QoQ YoY Real estate 33.0 39.8 40.8 2.6% 23.5% SI 82.6 53.2 90.8 70.7% 10.0% Financial 40.1 47.5 47.7 0.3% 19.0% income Security 26.6 23.0 23.8 3.2% -10.7% Music/Film 17.4 5.7 4.5 -22.0% -74.3% Advertisement 10.5 13.1 18.7 42.9% 78.0% Others 36.2 122.2 136.4 11.6% 277.1% Other service 246.4 304.6 362.7 19.1% 47.2% Other service revenue Rose 19.1% QoQ due to SI revenue growth. Addition of KT Skylife revenue led to 47.2% YoY growth Sales of merchandise Increases in gross addition and high-end handsets sales (i.e. smartphones) resulted in QoQ and YoY growth Other operating revenue Gains from disposing KT Skylife shares (Won 187.4bn) were included in 1Q11 9

II. Business Overview

5. Operating Expense

K-IFRS/Consolidated

Results

(unit: billion KRW)

	2Q 11	2Q 10	YoY	2Q 11	1Q 11	QoQ
Labor exp.	723.8	654.4	10.6%	723.8	683.5	5.9%
General exp.	1,599.1	1,519.7	5.2%	1,599.1	1,513.9	5.6%
COSP	768.0	623.5	23.2%	768.0	629.9	21.9%
COGS	1,222.4	898.5	36.1%	1,222.4	1,116.3	9.5%
Selling exp.	512.1	505.5	1.3%	512.1	566.5	-9.6%
Other operating exp.	85.0	73.7	15.3%	85.0	44.9	89.3%
Operating expense	4,910.4	4,275.3	14.9%	4,910.4	4,555.0	7.8%

Key Items

(unit: billion KRW)

	2Q 10	1Q 11	2Q 11	QoQ	YoY
General exp.	**1,519.7**	**1,513.9**	**1,599.1**	5.6%	5.2%
- Depreciation	691.3	721.9	740.5	2.6%	7.1%
- Commissions	329.9	321.5	365.1	13.6%	10.7%
- Adv. Exp.	48.5	39.0	42.3	8.5%	-12.9%
- Others	450.0	431.5	451.2	4.6%	0.2%
COSP	**623.5**	**629.9**	**768.0**	21.9%	23.2%
- Cost of service	247.0	274.9	381.6	38.8%	54.5%
- Interconnection	313.0	284.3	285.5	0.4%	-8.8%
- Others	63.5	70.8	100.9	42.6%	58.9%
*** MKT exp.**	**516.0**	**545.5**	**514.2**	-5.7%	-0.4%
- Sales exp.	467.5	506.5	471.9	-6.8%	0.9%
- Adv. Exp.	48.5	39.0	42.3	8.5%	-12.9%

- **Labor expense**
  - After reaching collective bargaining agreements, wage increase was retroactively reflected, leading to QoQ and YoY rises.
- **General expense**
  - Climbed QoQ and YoY due to increases in depreciation charges from bulging CAPEX and commission payments for strengthened CS activities
- **Cost of service provided**
  - SI revenue growth caused its cost to rise. And healthy IPTV subscriber growth led to related contents cost to hike

10

Financial Highlights I. Financial Highlights (Consolidated) 1. Consolidated Income Statement 2. Consolidated Statement of Financial Position & CAPEX (KT Separate) II. Business Overview (Consolidated) 1. Wireless Service 2. Telephone Service 3. Internet Service 4. Other Services 5. Operating Expense III. Appendix 1. Income Statement (Consolidated/Separate) 2. Statement of Financial Position (Consolidated/Separate) 3. Factsheet (KT Only) 11

Appendix

K-IFRS Income Statement

(unit: billion KRW)

Consolidated	1Q 10	2Q 10	3Q 10	4Q 10	1Q 11	2Q 11	1H 10	1H 11
Operating revenue	4,955	4,950	5,320	5,114	5,276	5,343	9,905	10,619
Wireless service revenue	1,712	1,786	1,795	1,761	1,738	1,774	3,498	3,511
Telephone service revenue	1,110	1,116	1,070	1,039	981	954	2,226	1,935
Internet service revenue	606	627	631	648	639	660	1,233	1,299
Data service revenue	324	329	322	323	308	322	652	630
Other service revenue	393	246	293	283	305	363	640	667
Sales of merchandise	735	762	1,104	993	1,072	1,186	1,498	2,258
Other operating revenue	75	83	105	67	235	83	158	318
Operating expense	4,515	4,275	4,729	4,769	4,555	4,910	8,791	9,465
Labor expense	652	654	634	653	684	724	1,306	1,407
General expense	1,839	1,520	1,519	1,606	1,514	1,599	3,358	3,113
Depreciation	1,052	691	672	694	722	741	1,743	1,462
Commissions	306	330	326	330	321	365	636	687
Advertising	45	49	40	48	39	42	94	81
Other general expense	435	450	483	535	432	451	885	883
Cost of service provided	592	623	651	700	630	768	1,215	1,398
Cost of service	199	247	239	323	275	382	446	656
Interconnection expense	299	313	314	299	284	285	612	570
Other cost of service	94	64	98	78	71	101	158	172
Cost of goods sold	866	898	1,180	1,126	1,116	1,222	1,765	2,339
Selling expense	494	506	594	512	567	512	1,000	1,079
Sales exp.	464	467	549	431	507	472	931	978
Bad debt expense	31	38	46	81	60	40	69	100
Other operating exp.	73	74	150	171	45	85	147	130
Operating income	440	675	591	345	721	432	1,115	1,153
Financial income (loss)	-69	-118	-43	-97	-61	-72	-187	-132
Financial income	136	41	12	51	131	112	176	243
Financial expense	208	177	71	143	197	199	385	396
Income (loss) on equity method	3	18	17	-6	5	15	21	21
Income before income taxes	371	557	548	249	660	361	927	1,021
Income tax	77	133	126	67	109	102	209	211
Income (loss) from Continued operations	294	424	423	182	551	259	718	810
Income (loss) from Discontinued operations	7	-4	8	8	4	162	2	166
Net income	301	420	431	189	555	421	720	976
Net income attributable to KT	293	416	425	187	550	418	709	968

(unit: billion KRW)

Separate	1Q 10	2Q 10	3Q 10	4Q 10	1Q 11	2Q 11	1H 10	1H 11
Operating revenue	4,895	4,834	5,109	5,081	4,863	5,333	9,728	10,196
Wireless service revenue	1,691	1,768	1,776	1,745	1,727	1,750	3,459	3,476
Telephone service revenue	1,107	1,113	1,069	1,033	977	953	2,220	1,930
Internet service revenue	582	609	610	624	627	643	1,191	1,270
Data service revenue	329	332	326	327	326	340	661	666
Other service revenue	310	118	171	156	71	122	429	193
Sales of merchandise	794	796	1,054	1,112	1,088	1,190	1,589	2,278
Other operating revenue	82	98	103	84	48	335	180	383
Operating expense	4,466	4,155	4,537	4,726	4,338	4,671	8,622	9,010
Labor expense	571	574	553	557	585	624	1,145	1,209
General expense	1,776	1,459	1,452	1,596	1,438	1,515	3,235	2,953
Depreciation	1,036	674	654	676	693	708	1,709	1,400
Commissions	315	337	332	371	335	376	652	710
Advertising	41	44	37	43	33	38	84	71
Other general expense	385	405	429	505	377	394	789	771
Cost of service provided	568	580	609	616	530	609	1,147	1,140
Cost of service	176	204	198	239	176	224	380	400
Interconnection expense	298	313	313	298	284	285	611	569
Other cost of service	94	63	98	78	71	101	157	171
Cost of goods sold	956	953	1,147	1,233	1,162	1,276	1,908	2,439
Selling expense	525	513	627	566	581	557	1,038	1,138
Sales exp.	500	488	598	500	538	526	987	1,064
Bad debt expense	25	26	29	66	43	31	51	74
Other operating exp.	71	77	149	159	41	90	148	131
Operating income	429	678	572	355	525	661	1,107	1,186
Financial income (loss)	-74	-139	-60	-90	-65	-87	-214	-152
Financial income	132	37	9	48	125	106	169	231
Financial expense	206	176	69	138	191	193	382	383
Income before income taxes	355	539	512	265	460	575	893	1,034
Income tax	74	131	119	71	105	147	205	252
Net income	280	408	393	193	354	428	688	782

12

Appendix

K-IFRS Statement of Financial Position

(unit: billion KRW)

Consolidated	1Q 10	2Q 10	3Q 10	4Q 10	1Q 11	2Q 11
Asset	26,220	26,693	27,134	26,942	28,198	29,080
Current assets	7,342	7,832	8,350	7,497	7,958	8,182
Cash and cash equivalents	1,148	1,740	1,803	1,162	1,141	1,118
Trade and other current receivables	4,067	3,999	4,156	4,171	4,542	4,764
Inventories	729	608	650	711	737	729
Other current assets	1,398	1,485	1,742	1,454	1,538	1,572
Non-current assets	18,878	18,860	18,784	19,444	20,241	20,898
Trade and other current receivables	875	920	945	1,148	1,308	1,411
P.P.E	13,225	13,089	13,095	13,398	13,556	13,582
Other non-current assets	4,779	4,851	4,744	4,899	5,376	5,904
Liabilities	15,686	15,742	15,785	15,588	16,635	17,079
Current liabilities	7,615	7,845	8,016	7,885	8,000	8,397
Trade and other current payables	4,325	4,009	4,198	4,415	4,642	4,647
Short-term borrowings	2,723	3,151	3,081	2,722	2,605	3,034
Other current liabilities	567	685	737	747	753	716
Non-current liabilities	8,071	7,896	7,768	7,703	8,635	8,682
Trade and other current payables	169	192	266	382	381	651
Long-term borrowings	7,465	7,197	6,947	6,660	7,489	7,130
Other non-current liabilities	437	507	555	661	765	900
Equity	10,535	10,951	11,349	11,354	11,563	12,001

(unit: billion KRW)

Separate	Opening	1Q 10	2Q 10	3Q 10	4Q 10	1Q 11	2Q 11
Asset	24,440	23,696	24,239	24,510	24,345	24,731	25,509
Current assets	5,893	5,711	6,284	6,599	5,800	5,905	6,172
Cash and cash equivalents	1,297	896	1,527	1,572	901	804	874
Trade and other current receivables	3,505	3,883	3,812	3,957	3,945	4,217	4,426
Inventories	655	576	473	531	593	606	596
Other current assets	436	356	472	539	360	278	276
Non-current assets	18,547	17,985	17,955	17,911	18,545	18,825	19,337
Trade and other current receivables	696	753	807	846	1,038	1,167	1,298
P.P.E.	13,533	12,708	12,648	12,652	12,957	12,963	13,100
Other non-current assets	4,318	4,524	4,500	4,414	4,550	4,696	4,939
Liabilities	13,947	13,401	13,545	13,442	13,254	13,839	14,192
Current liabilities	6,496	6,367	6,697	6,919	6,842	6,723	7,003
Trade and other current payables	5,155	3,730	3,935	4,128	4,295	3,764	4,371
Short-term borrowings	1,025	1,672	2,205	2,184	1,940	1,773	2,073
Other current liabilities	317	965	557	607	606	1,187	560
Non-current liabilities	7,450	7,034	6,848	6,523	6,412	7,116	7,189
Trade and other current payables	271	107	105	167	266	287	597
Long-term borrowings	6,802	6,514	6,301	5,875	5,557	6,178	5,915
Other non-current liabilities	377	413	441	480	589	651	677
Equity	10,493	10,296	10,695	11,068	11,091	10,892	11,317

13

Appendix Factsheet (KT only) Wireless 1Q 10 2Q 10 3Q 10 4Q 10 1Q 11 2Q 11 QoQ YoY Mobile subs. (thousand) Gross addition 1,855 1,752 2,037 1,636 1,684 2,341 39.0% 33.6% Deactivation 1,503 1,526 1,800 1,427 1,426 1,864 30.7% 22.1% Net addition 352 226 237 209 258 478 84.8% 111.2% Churn rate (%) 2.9% 3.0% 3.5% 2.9% 2.8% 3.4% 0.6%p 0.4%p Subscribers 15,368 15,594 15,831 16,041 16,299 16,776 2.9% 7.6% Subscribers (classified) 2G 2,411 2,012 1,641 1,393 1,105 533 -51.8% -73.5% 3G 12,957 13,582 14,190 14,648 15,194 15,763 3.7% 16.1% 4G 480 ARPU(Won) Voice 23,882 24,101 23,527 22,457 20,424 19,689 -3.6% -18.3% Mobile data 7,384 7,785 8,031 8,824 9,823 10,489 6.8% 34.7% Interconnection 4,743 4,921 4,957 3,743 4,014 4,118 2.6% -16.3% Excl. Interconnection 31,267 31,885 31,559 31,281 30,247 30,178 -0.2% -5.4% Incl. interconnection 36,010 36,807 36,515 35,024 34,261 34,296 0.1% -6.8% (Only 2G and 3G subscribers were counted for ARPU) Wireline 1Q 10 2Q 10 3Q 10 4Q 10 1Q 11 2Q 11 QoQ YoY Subscribers (thousand) Telephony 19,586 19,477 19,432 19,359 19,386 19,272 -0.6% -1.0% PSTN 17,614 17,255 16,942 16,635 16,453 16,234 -1.3% -5.9% VoIP 1,972 2,222 2,490 2,724 2,932 3,038 3.6% 36.7% Broadband 7,090 7,189 7,315 7,424 7,552 7,629 1.0% 6.1% IPTV 1,312 1,569 1,790 2,085 2,393 2,622 9.5% 67.1% 14